SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NOTICE TO THE DEBENTURE HOLDERS

NET SERVIÇOS DE COMUNICAÇÃO S.A. MAKES EXTRAORDINARY PAYMENT OF ITS 6TH PUBLIC ISSUE OF SIMPLE, NON-CONVERTIBLE, UNSECURED DEBENTURES, IN A SINGLE SERIES, WITH NO PREEMPTIVE RIGHTS

Net Serviços de Comunicação S.A. (“NET”) hereby announces to the holders of the debentures from its 6th Public Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with no Preemptive Rights (“Debenture Holders”), that NET will make an extraordinary payment of the total outstanding debentures, pursuant to Clause 4.13 of the Deed of the 6th Public Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with no Preemptive Rights, executed on December 1, 2006, and amended on December 18, 2006 and September 23, 2009 (“Deed of Issue”).

The extraordinary payment of one hundred percent (100%) of the nominal unit value of the outstanding debentures will be made on May 18, 2012, totaling five hundred and eighty million (R$580,000,000.00) reais, plus (i) the remuneration, calculated pro rata temporis, from the Issue Date to the amortization date; and (ii) a premium of one million, ninety thousand, nine hundred and sixty-four reais and twenty-four centavos (R$1,090,964.24), calculated as provided for in Clause 4.13.2 of the Deed;

The extraordinary payment aforementioned will comply with the procedures adopted by CETIP (Brazilian Clearing House) for the Debentures registered in the SND (National Debentures System) and by CBLC (Brazilian Clearing and Depository Corporation), for the Debentures, in the case of the Debentures registered at the BOVESPAFIX System (“BOVESPAFIX”).

For more information, contact:
Investor Relations

Rua Verbo Divino, 1356, 2º andar – São Paulo/SP

Phones: (11) 21112785 – Fax: (11) 2112780

ri@netservicos.com.br

São Paulo, May 9, 2012.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

NET SERVIÇOS DE COMUNICAÇÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.